UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 23, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media Release which appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00
www.ubs.com
23 July 2010
Media Release
UBS nominates Joseph Yam for election to its Board of Directors
UBS has nominated Joseph Yam, founder and former Chief Executive of the Hong Kong Monetary Authority, for election to the Board of Directors at the bank’s Annual General Meeting on 28 April, 2011.
Zurich/Basel, 23 July 2010 — Joseph Yam founder of the Hong Kong Monetary Authority, the de facto central bank of the Hong Kong Special Administrative Region, served as its Chief Executive for more than 16 years until his retirement in September 2009.
Yam enjoyed a distinguished career in the Hong Kong civil service spanning nearly 40 years. Among his numerous achievements are helping to establish Hong Kong’s linked exchange rate system in 1983, shepherding the Hong Kong financial system through the return to Chinese sovereignty in 1997, as well as managing the challenges posed by the Asian financial crisis of 1997-1998 and the global financial crisis of 2008-2009.
In recognition of his achievements, Yam has received many awards and honours, including the Hong Kong Special Administrative Region’s Grand Bauhinia Medal (GBM) in 2009, and Gold Bauhinia Star (GBS) in 2001, as well as the Euromoney Central Banker of the Year award in 1997, and Commander of the Most Excellent Order of the British Empire (CBE), in 1995.
Commenting on Yam’s nomination, Kaspar Villiger, Chairman of the Board of UBS, said: “We are delighted to have an individual of Joseph Yam’s rare experience and achievements join our board. Joseph’s presence will significantly expand the geographic diversity of the board, and provide powerful additional impetus to the growth of our already market leading investment bank and wealth management businesses in Asia Pacific.”
With Yam’s election to the Board, the maximum number of twelve seats will be filled.
UBS

CV of Joseph Yam
Joseph Yam (1948) holds a social sciences degree from the University of Hong Kong. He was principally responsible for dealing with economic and monetary affairs throughout the course of his almost 40-year long career in the Hong Kong civil service. He served as the Deputy Secretary for Monetary Affairs between 1985 and 1991, and as Director of the Office of the Exchange Fund between 1991 and 1993, before establishing the Hong Kong Monetary Authority, where he was Chief Executive for over 16 years.
Since his retirement in September 2009, Yam has taken up various appointments, including Executive Vice President of the China Society for Finance and Banking, a society managed by the People’s Bank of China; Distinguished Research Fellow of the Institute of Global Economics and Finance at the Chinese University of Hong Kong; and Chairman of the Board of Macroprudential Consultancy Limited, a company he established to provide advice to financial regulatory authorities. He sits on the International Advisory Councils of a number of government and academic institutions. Yam has just been elected, and pending regulatory approval will be appointed, to the Board of Directors of China Construction Bank.

2010 —	Distinguished Research Fellow, Institute of Global Economics and Finance, Chinese University of Hong Kong
Chairman of the Board, Macroprudential Consultancy Limited
Member of the Board, China Construction Bank (pending regulatory approval)

2009 —	Executive Vice President, China Society for Finance and Banking, The People’s Bank of China

1971 — 1997	Hong Kong Government
1997 — 2009	Hong Kong Special Administrative Region Government
1993 — 2009	Chief Executive, Hong Kong Monetary Authority

1991 — 1993	Director, Office of the Exchange Fund

1985 — 1991	Deputy Secretary for Monetary Affairs

1982 — 1985	Principal Assistant Secretary (Monetary Affairs)

1979 — 1982	Principal Assistant Secretary (Economic Services)

1977 — 1979	Senior Economist

1976 — 1977	Economist

1971 — 1976	Statistician

In addition to his Bachelor’s degree in Social Sciences from the University of Hong Kong, Yam’s academic awards include a number of honorary doctorate degrees and honorary professorships. Yam has also received many awards in recognition of his work. In 1995, he was appointed Commander of the Most Excellent Order of the British Empire (CBE) and in 2009, was awarded the Hong Kong Special Administrative Region’s Grand Bauhinia Medal (GBM), the highest award under the Hong Kong honors and awards system. Yam was also named Central Banker of the Year by Euromoney in 1997.

Cautionary Statement Regarding Forward-Looking Statements:
This release contains statements that constitute “forward-looking statements”. While these statements represent UBS’s expectation concerning the development of its business in the Asia Pacific region, actual results could differ materially from UBS’s expectations for reasons including economic and market developments, changes in financial regulation, UBS’s ability to retain and attract key employees and competitive factors. In addition, our future results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: July 23, 2010